UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell plc announces Directorate changes

SHELL PLC

BOARD AND COMMITTEE CHANGES

December 11, 2025

Director Changes

Shell plc (the Company) announces the following Board and Committee changes:

Catherine Hughes, a Non-Executive Director and Chair of the Sustainability Committee, will not stand for re-election at the 2026 Annual General Meeting (AGM), having served as a Director for nine years.

Neil Carson, a Non-Executive Director, will not stand for re-election at the 2026 AGM, having served as a Director for seven years.

New Non-Executive Directors

Holly Koeppel has been appointed as a Non-Executive Director of the Company, effective from January 1, 2026, and will become a member of the Audit and Risk Committee and the Sustainability Committee as of the same date.

Clare Scherrer has been appointed as a Non-Executive Director of the Company, effective from January 1, 2026, and will become a member of the Audit and Risk Committee and the Remuneration Committee as of the same date.

Sir Andrew Mackenzie, Chair of Shell plc said: “I’d like to thank Catherine for her nine years of distinguished service to Shell, including her time as Chair of the Sustainability Committee. Her deep industry expertise, combined with her strong track record of executing operational discipline, has been invaluable.

“I’d also like to thank Neil for his excellent contribution to Shell since joining the Board in 2019, including his time as Chair of the Remuneration Committee. His broad industrial outlook and commercial approach, combined with his practical perspectives on businesses, has brought fresh insight to Board discussions.

“I’m delighted to welcome Holly and Clare to the Board. Shell’s Nomination and Succession Committee recommended Holly’s and Clare’s appointments to the Board following a thorough search process and review of their extensive, relevant experience and skills. Holly is an experienced non-executive director who brings a wealth of international energy industry experience in both financial and operational leadership roles. Clare has extensive experience working with capital intensive global industrial companies, accelerating growth and increasing value.  I know that both Holly and Clare will make great contributions to the Shell Board.”

The following information is disclosed in accordance with UK Listing Rule 6.4.8:

  Ms Koeppel is currently a non-executive director of AES Corporation, British American Tobacco plc, Flutter Entertainment plc and Core Natural Resources Inc. She was previously a non-executive director of Vesuvius plc until 2021 and a non-executive director of ARCH Resources which merged into Core Natural Resources Inc. in 2025.
  Ms Scherrer has been a non-executive director of Legrand SA since 2023.  She was previously the CFO and an executive director of Smiths Group plc until she stepped down in 2025.

Save as set out above, there is no information to disclose pursuant to UK Listing Rule 6.4.8(2) to UK Listing Rule 6.4.8(6) inclusive for either Ms Koeppel or Ms Scherrer.

Board Committee Membership

In addition to the Board Committee appointments referred to above, Sir Andrew Mackenzie, has been appointed as a member and Chair of the Sustainability Committee with effect from the conclusion of the 2026 AGM.

Each Director’s appointment is subject to their respective reappointment by shareholders at the 2026 AGM.

Following the conclusion of the 2026 AGM, the membership of each of the Board Committees will be as follows:

Committee	Membership
Audit and Risk Committee	Ann Godbehere (Chair) Dick Boer Cyrus Taraporevala Sir Charles Roxburgh Holly Koeppel Clare Scherrer
Nomination and Succession Committee	Sir Andrew Mackenzie (Chair) Dick Boer Ann Godbehere
Remuneration Committee	Cyrus Taraporevala (Chair) Bram Schot Jane H. Lute Dick Boer Clare Scherrer
Sustainability Committee	Sir Andrew Mackenzie (Chair) Bram Schot Jane H. Lute Leena Srivastava Holly Koeppel

Julie Keefe

Deputy Company Secretary

ENQUIRIES

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

CAUTIONARY NOTE

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties.  The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F and amendment thereto for the year ended December 31, 2024 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, 11 December 2025. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F and any amendment thereto, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: December 11, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary